AB 3/4

13012991

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORY GROUP EQUITY SERVICES, LTD

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
15427

444 WASHINGTON STREET, SUITE 407
(No. and Street)

WOBURN	MA	01801
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN LEMOINE — 1-781-933-6100 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. McCance swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Advisory Group Equity Services, LTD, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Susan M. LeMoine
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
March 22, 2013

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Advisory Group Equity Services, Ltd.
Woburn, Massachusetts

In planning and performing my audit of the financial statements of Advisory Group Equity Services, Ltd. for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 14, 2013

Advisory Group Equity Services, Ltd.

Audited Financial Statements

For the Year Ended December 31, 2012

Advisory Group Equity Services, Ltd.
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Board of Directors
Advisory Group Equity Service, LTD
Woburn, MA

I have audited the accompanying statement of financial condition of Advisory Group Equity Service, LTD, as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisory Group Equity Service, LTD, as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 14, 2013

Advisory Group Equity Services, Ltd.
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	502,386
Cash - restricted		50,000
Commission receivable		273,270
Prepaid expenses		55,389
Furniture and equipment, at cost, less accumulated depreciation of $33,520		25,494
Security deposit - rent		11,400
	$	917,939

Liabilities and Stockholder's Equity

Liabilies:		
Commissions payable	$	330,807
Due to clearing firm		2,545
Prepaid rep fees		111,182
Payroll taxes		1,823
Accrued expenses		24,979
		471,336
Stockholder's Equity:		
Common stock, no par value, authorized 15,000 shares, issued and outstanding 100 shares		6,500
Additional paid-in capital		373,331
Retained earnings		66,772
Total stockholder's equity		446,603
	$	917,939

See accompanying notes and independent accountants' report

Advisory Group Equity Services, Ltd.
Statements of Income
For The Year Ended December 31, 2012

Revenues	
Commissions income	$ 3,364,578
Fee income	219,383
Other income	69,005
Interest income	33,202
	3,686,168
Expenses:	
Employee compensation and benefits	481,492
Commissions	2,760,107
Communications and data processing	25,677
Occupancy	55,310
Regulatory fee and expense	31,085
Other expenses	256,697
	3,610,368
Net Income (Loss) before income taxes	75,800
Provision for income taxes	-
Net Income (Loss)	$ 75,800

See accompanying notes and independent accountants' report

Advisory Group Equity Services, Ltd.
Statement of Retained Earnings
December 31, 2012

Accumulated deficit, beginning of year	$	(9,028)
Net income		75,800
Retained earnings, end of year	$	66,772

See accompanying notes and independent accountants' audit report.

Advisory Group Equity Services, Ltd.
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

			Year to Date
Cash Provided from Operations			
Net Income	$	75,800	
Adjustments			
Depreciation		2,380	
Commissions payable		140,437	
Prepaid rep fees		25,974	
Commissions receivable		(120,208)	
Due to clearing firm		(2,776)	
Accrued expenses		(5,626)	
Payroll tax liability		(722)	
Prepaid expense		(274)	
Cash from Operations			**114,985**
Cash Flows - Invested			
Computer equipment		(3,267)	
Investing Cash Flows			**(3,267)**
Cash Flows - Financing			
		-	
Financing Cash Flows			**-**
Cash Increase (Decrease)			**111,718**
Cash - Beginning of Year			**390,668**
Total beginning of year			
Cash on Statement Date			**$ 502,386**

See accompanying notes and independent accountants' report

1. NATURE OF BUSINESS

Advisory Group Equity Services, Ltd., (the company) was incorporated on June 25, 1994 under the laws of the Commonwealth of Massachusetts to engage to engage in a line of business as a securities broker and dealer. The Company clears its customer accounts on an introducing, basis through Southwest Securities, Inc. The Company is a closely held corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company elected under the provisions of the Internal Revenue Code to be treated as an "S" Corporation. As a result, income, and losses of the Company are passed through to it's shareholder for federal income tax purposes. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company operates impose an income tax on S-Corporations. Accordingly, a provision for state income taxes is reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012 the company had $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally, accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Uncollectable Commissions Receivable

Commissions receivable has been adjusted for all known uncollectible amounts. No allowance for uncollectable commissions receivable is considered necessary at December 31, 2012.

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Furniture and Equipment - 7 years
Computer Equipment – 5 years

Depreciation expense for 2012 was $2,380.

2. CASH FLOWS

Cash paid for interest and income taxes is as follows:

Interest	$	-
Taxes	$	-

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $308,143 at December 31, 2012, which exceed required net capital of $50,000 by $258,143. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 1.52 to 1.0.

4. COMMON STOCK

Common Stock at December 31, 2012:

Common Stock, no par value 15000 Shares authorized 100 shares issued and outstanding	$6,500

5. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 14, 2013, the date on which the financial statements were available to be issued.

7. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement, the Company is required to keep a minimum balance of $50,000. At December 31, 2012, the Company had $50,000 on deposit with its clearing organization.

8. LEASES

The company leases its space and photocopier. The office lease is for five (5) years starting October 1, 2011 and ending September 30, 2016. The company is responsible for its share of the increase in real estate taxes and operating expenses. Rent expense for 2012 was $48,574.

The photocopier lease is $486 per month, for three years commencing March 25, 2011.

Future minimum rental payments for the next five years are as follows:

2013	$ 51,723
2014	47,350
2015	45,892
2016	45,892
Total	$ 190,857

9. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

9. FAIR VALUE (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash segregated under federal and other regulations	$ 50,000	$ 0	$ 0	$ 0	$50,000
LIABILITIES	$ 0	0	$ 0	$ 0	$ 0

10. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with ASC740, Accounting for Income Taxes, is as follows:

Federal	$ -
State	-
	$ -

The Company files a consolidated tax return with its parent company. The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010 and 2011.

SUPPLEMENTARY INFORMATION

Advisory Group Equity Services, Ltd.
Schedule I
Computation of Net Capital
December 31, 2012

Total stockholder's equity	$	446,603
Less: Nonallowable assets		138,460
Net capital		308,143
Less: Capital requirement		50,000
Excess capital	$	258,143
Aggregate indebtedness	$	471,336
Ratio of aggregate indebtedness to net capital		1.52 to 1.0

There is no material difference between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

See accompanying notes and independent accountants' report

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Advisory Group Equity Services, Ltd. as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k)(1) business (mutual funds and/or variable annuities only) ______ 4550

B. (k)(2)(A)"Special Account for the exclusive benefit of customers" maintained ______ 4560

C. (k)(2)(ii)All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firms X 4570

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	Pershing, LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k)(3)Exempted by order of the Commission ______ 4580

See Independent Accountant's Report and Accompanying Notes

Advisory Group Equity Services, Ltd.

Supplemental SIPC Report

December 31, 2012

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Board of Directors
Advisory Group Equity Services, Ltd.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Advisory Group Equity Services, Ltd. for the year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5 (e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Advisory Group Equity Services, Ltd. taken as a whole.

Harvey E Karll CPA P.C.

February 14, 2013

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185, Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032155 FINRA DEC 12

ADVISORY GROUP EQUITY SERVICES

444 WASHINGTON STREET, SUITE 407

WOBURN, MA 01801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Susan Lemoine 781-933-6100

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum)		$ 5,442
B. Less payment made with SIPC-6 filed (exclude interest)		(1,794)
Date Paid: 7-31-12	Amount: $	
Date Paid:	Amount: $	
Date Paid:	Amount: $	( )
C. Less prior year overpayment applied		( )
D. Assessment balance due or (overpayment)		3,648
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,648
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,648	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advisory Group Equity Services, Ltd.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 14th day of February , 20 13 .

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked Received Reviewed

Calculations ______________ Documentation ______________ Forward Copy

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 20 12

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,686,168
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,303,294
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursement $12,964, Bank Int $98, Conferences $38,113, Admin fees-Related- entities $154,885		206,060
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960.	$	
Enter the greater of line (i) or (ii)		
Total deductions		1,509,354
2d. SIPC Net Operating Revenues		$ 2,176,814
2e. General Assessment @ .0025		$ 5,442